UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 13, 2013 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is a revised Compensation Policy, as published November 12, 2013 by XTL Biopharmaceuticals Ltd. ("the Company") on the Tel-Aviv Stock Exchange:

Officers Compensation Policy

X T L Biopharmaceuticals Ltd.

1.	General

1.1	In the course of July 2013, the Board of Directors adopted a compensation policy for Company officers, as prescribed by and in accordance with the provisions of the Companies Law (Amendment No. 20), 2012.

1.2	The compensation framework as outlined below was developed in the context of an internal orderly procedure made at the Company, based on principles enabling a proper balance between the desire to compensate officers for their achievements and the need to ascertain that the compensation structure is commensurate with the good of the Company, its shareholders and the overall organizational strategy for the long-term.

1.3	This document is designed to establish the guidelines for compensating Company officers.

1.4	Furthermore, pursuant to the provisions of the Companies Law (Amendment No. 20) – 2012, this document comprises the compensation policy for corporate officers, in accordance with Section 267A(a) of the Companies Law – 1999.

1.5	The officers compensation policy aims at assisting the Company in attaining its goals and work plans from a long-term perspective, and ensuring that:

1.5.1	The interests of Company officers are as close as possible and consistent with those of the shareholders.

1.5.2	The Company will be able to recruit and retain senior managers capable of leading the Company to business success and adept in tackling the challenges facing it.

1.5.3	Officers are motivated in attaining a high business performance level, without taking unreasonable risks.

1.5.4	A proper balance is created among the various compensation components: fixed vis-à-vis variable, short term vis-à-vis long term, and the fringe benefits.

1.6	The responsible bodies involved in determining the Company's compensation policy are:

1.6.1	The Board Compensation Committee - According to Section 118B of the Companies Law, the Compensation Committee is entrusted with: (1) making recommendations to the Board of Directors with respect to officers compensation policy, as defined under Section 267A(a) of the Companies Law, as well as making recommendations, once every three years, as to granting approval to extending the validity of such a policy set for a period exceeding a three-year period; (2) making recommendations to the Board of Directors with regard to updating the policy from time to time, and review its implementation; (3) Determining whether to approve officers' terms of employment arrangements, requiring the approval of the Compensation Committee in accordance with Sections 272, 273 and 275 of the Companies Law; (4) Exempt an arrangement from requirement for approval by the General Meeting, in accordance with Section 272(c1)(3). The Committee also makes decisions on approving officers terms of appointment and employment, and is entitled to decide on whether to exempt a transaction from the need for approval by the General Meeting (where it is felt by the Committee that bringing a transaction for the General Meeting's approval will thwart the agreement with a candidate to serve as CEO).

1.6.2	The Board of Directors – approves the compensation policy, reviews it from time to time and is responsible for revising it if necessary.

1.6.3	The General Meeting of Shareholders – approves the compensation policy to the extent such approval is required by law.

1.7	This document does not purport to create, for Company officers and/or third parties in respect of whom the principles of this policy apply, any right to compensation of any type or kind.

1.8	It is clarified that nothing contained herein shall derogate from the provisions of the Companies Law and/or the Company's Articles of Association in regard to the manner of approving the Company's agreement with an officer concerning the terms of his appointment and employment, and nothing herein shall derogate from any reporting obligation on compensating corporate officers, in accordance with the Securities Law 1968 and the regulations pursuant thereto.

1.9	Usage of the masculine form in this Compensation Policy is for convenience only, and it applies to women and men alike.

2.	Definitions

"Officer" – As defined in the Companies Law-1999, i.e. a general manager, chief business manager, deputy general manager, vice-general manager, any person filling any of these positions in a company even if he holds a different title, and any director or manager answering directly to the general manager.

"Bonus" – A variable compensation component, derived from an officer's performance and based on the actual financial results of the Company.

"Retirement Bonus" – A bonus, payment, compensation, compensation or any other benefit given to the officer in relation to the termination of his position with the Company.

"Appointment and Employment Terms" of an officer – appointment and employment terms of an officer, including granting an exemption, insurance, undertaking to indemnify or indemnification according to a permit, retirement bonus, and any benefit, payment or other commitment for payment as above, provided with respect to an appointment or employment as above.

3.	Responsibilities, Applicability and Approval Dates of Compensation Policy Document

The Board of Directors is responsible for approving the officers compensation policy and shall deliberate and decide at least once every three years on setting a compensation policy for Company officers, after obtaining the Compensation Committee's recommendations.

The compensation policy is subject to the approval of the Company's Shareholders General Meeting. However, should the General Meeting object, the Compensation Committee and Board may approve the policy after a repeat review and determination, on the basis of detailed statements of reason, that despite the General Meeting's objection, adopting the policy will benefit the Company.

4.	Policy, Supervision and Control of Officers Compensation

The procedure for the Board of Directors' approval of the compensation policy is as set forth below:

4.1	The Board of Directors is in charge of managing and implementing the compensation plans and any actions required to this effect, including the authority to interpret the provisions of the compensation policy wherever there is doubt as to its manner of implementation.

4.2	The Board of Directors may, after the approval of a specific annual compensation plan, resolve not to pay any compensation according to the plan, and it may also instruct the Company to cancel or suspend part or all of the plan, for reasons which the Board of Directors may deem fit and in light of considerations for the good of the Company

4.3	The Board of Directors shall, from time to time, review the compensation policy and the need for adapting it, if a material change has occurred in the circumstances existing at the time of establishing the policy or otherwise.

4.4	Without derogating from the generality of the aforesaid, the Board of Directors may, at any time, demand that the bonus be calculated in a manner not specified in the compensation policy and/or it may resolve not to pay any bonus under the policy, for reasons which the Board may deem appropriate, in light of considerations for the good of the Company and the Group and subject to any applicable law, provided that payment to any of the officers does not exceed the amount specified in the plans to be determined under the provisions hereof.

5.	Key Principles of Compensation Policy

5.1	Ratio Between Compensation of Senior Officers and Other Company Employees

The Company deems it necessary to compensate officers for their contribution to the organization's long-term business success, bearing in mind the broad areas of responsibility and authority imposed on them.

The Company has five employees, three of whom are senior officers (CEO, Deputy CEO and CFO, Medical Manager, Controller and Bookkeeper). The Compensation Committee and Board of Directors have examined the ratio between the officers' terms of appointment and employment and average salary, and the average cost of salary of two other Company employees (Controller and Bookkeeper).

The attached table shows the current ratio between the terms of appointment and employment of each senior officer and average salary, and the average cost of salary of two other Company employees (excluding the officers). Following are the 2012 salary costs, according to the Company's 2012 annual financial statements:

Manager	Position	Salary cost (incl. bonus*)	Share-based compen-sation	Total appointment and employment terms	Ratio to gross salary average	Ratio to salary cost average	Ratio to total employment terms average
David Grossman	Company Director & CEO Director in subsidiaries	233	208	441	8	7	6
Ronen Twito	CFO and Deputy CFO	235	209	444	8	7	6
Prof. Moshe Mittelman	Medical Manager*	279	3	282	5	4	4

*	Includes bonus grant on account of capital raising during 2012.

**	Including share based compensation due to 2012 grant, recognized according to the ratable method, in which higher expenses are recognized in the first year.

***	Employed part-time. The amounts are shown in terms of a fulltime position

Gross average and median salary for rest of Company employees	58
Average and median salary costs for rest of Company employees	67
Average and median terms of employment for rest of Company employees*	73

* Including capital compensation

Given that the Company has five employees, three of whom are senior officers, and the fact that it recruits personnel with specific expertise in the Company's field of activity, assessing the compensation to Company officers and the ratio between their terms of appointment and employment and those of other personnel (including contractor's employees) - particularly as regards employees' median and average salary - cannot serve as a significant and essential indicator in such assessment. Nevertheless, according to this policy, the ratio between the annual cost of the fixed base salary of each officer and the average and median annual cost of rest of Company employees (including contractor's employees and excluding officers) shall not exceed 15.

5.2	Overall Compensation Concept

The overall compensation for each employee, particularly managers, must include a number of components, such that each compensates the employee for a different component of his contribution to the Company:

•	Fixed base salary – Designed to compensate employees for the time spent in performance output and in executing the current everyday tasks involved. The base salary reflects, on the one hand, the employee's skills (such as: experience, knowledge he brings to the position, expertise accumulated in the occupational field, education, professional qualifications, etc.) and on the other hand, the job requirements and areas of responsibility and authority he assumes.

•	Fringe benefits – Some of these are defined directly by the law (components such as: pension savings, contributions to a severance pay fund, loss of work capacity insurance, vacation days, sick leave, convalescence pay, etc.), some derive from working practices and customs in the job market (such as contributions to an advanced education fund, while carrying the grossed-up benefits for employees and the Company in tax concessions offered by the State), while others are designed to supplement the fixed salary and compensate employees for work-related expenses incurred for performing their job (such as travel expenses).

•	Performance-linked variable compensation (grant/bonus/incentives) – Designed to compensate the employee for his achievements, skills and contribution to attaining the Company's goals during the period for which the variable compensation is paid.

•	Variable equity-based compensation - Designed to link between carrying the value to the shareholders, as reflected in the long-term increase in the price of Company shares, and compensation to corporate managers and employees. This creates a convergence of interests between employees/managers and the shareholders, and helps to generate motivation and retain key officers at the Company.

To ensure adequacy among the overall pay constituents, the various components of the officer compensation package will be presented before the Compensation Committee and Board when deliberating on the approval of each one.

5.3	Ratio between officer compensation package components

Under this policy, the desirable ratio between the officer compensation components is as follows:

•	The desirable ratio between the annual cost of fixed components (for purposes of this section – fixed base salary and related benefits) and total compensation ranges between 30%-100%.

•	The desirable ratio between the annual variable component cost (for purposes of this section – performance linked variable compensation) and total compensation ranges between 0%-70%. (This ratio may change if a special bonus is granted pursuant to Section 6.2.2 below).

•	Total compensation for purposes of this section is the overall amount of fixed components and variable components as defined.

6.	With respect to the variable capital compensation – the percentage allocated from the issued and paid-up capital in each grant separately (on a non-diluted basis) shall not exceed 3% for each officer.

Compensation Components

6.1	Base Salary

6.1.1	Determining a fixed salary for officers

The fixed salary for officers will be determined during negotiations with the officer for a position in the Company, to be conducted by the individual designated for this purpose by the Board of Directors.

The salary level to be determined will take into account the following parameters:

•	The candidate's qualifications and his suitability in relation to filling the requirements of the position on offer.

•	His education.

•	His experience and achievements.

•	Areas of responsibility.

•	Previous wage agreements (if feasible).

Because officers hold key management positions, as defined in the Hours of Work and Rest Law, this Law shall not apply to the officers and they will not be entitled to pay for overtime work or during the weekly rest period.

6.1.1.1	Benchmark

To determine the pay scale for recruiting new corporate officers, a comparison will be made to the customary pay in the relevant market for similar positions in similar companies. For purposes of the comparison, two companies meeting the largest number of the following characteristics will be selected

•	Companies engaged in the research and development of medications and entrepreneurship, or other closely related fields insofar as possible.

•	Public companies whose shares are traded on the Tel Aviv Stock Exchange or on any other stock exchange where the Company's shares are traded, and their value is close to the Company's market value.

•	Companies in competition with the Company over managerial staff in general and officers in particular.

•	Companies with similar financial characteristics – such as revenues and/or scope of assets and/or equity.

When recruiting personnel outside Israel, a comparison will be made with parallel officers in the relevant geographic market. The comparison will cover all compensation package variables, including the following (insofar as the information is available):

•	The customary pay scale for base salary (in terms of annual cost) in similar positions (including the average annual cost).

•	The customary scale for annual bonuses.

•	The customary scale for equity-based compensation.

Furthermore, officers are entitled to reimbursement of reasonable expenses actually incurred during their work, including expenses related to attending meetings, overseas travel, per diem allowances and entertainment expenses - upon presenting appropriate receipts according to Company procedures. The Company can make arrangements for advance payment of an officer's expenses by credit card. Travel expenses in respect of trips overseas will be reimbursed according to Company procedures. The same procedures shall apply for the Chairman of The Board as those applicable to the CEO.

6.1.1.2	Compensation of Directors

6.1.1.2.1	The fixed compensation for Company directors will, at most, comprise an annual fee and a per-meeting attendance fee (including in case of a written resolution or telephone conversation), as well as expense reimbursement to be determined according to the provisions set forth in the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000 (hereinafter: "the Regulations"). This is based on the appropriate rating for the Company, determined according to the size of its equity (as this shall be from time to time). The compensation will be identical to the fee paid to the Company's outside directors. Notwithstanding, and in light of the Company being registered both in the Tel-Aviv Stock Exchange and the NASDAQ, insofar as the Company changes its reporting method, such as it becomes a dual company by dual listings (when the primary stock exchange is outside Israel), the Company will be permitted to approve compensation for directors up to 5 times the maximum compensation allowed by the Outside Directors Compensation Regulations, and the relevant Company rating.

6.1.1.2.2	The Company may reimburse directors who are not outside directors or independent directors for entertainment expenses and/or per diem expenses.

6.1.1.2.3	The Company will grant a special compensation in the form of a monetary or equity-based compensation to an expert director who has made a unique contribution to the Company.

6.1.1.2.4	The Company may, when granting options, grant them to all or some of the directors, in an amount of up to 3% of the paid-up and issued capital on the eve of the grant (on a non-diluted basis), subject to the provisions of any applicable law and under the limitation set forth in section 6.2.3.2 below.

6.1.2	Linkage

In the event of an officer's pay-linkage, the pay will be linked solely to the Consumer Price Index or a relevant foreign currency.

6.2	Variable Compensation

The variable compensation components are designed to attain a number of goals:

•	Making part of the officer's compensation contingent on attaining business targets and goals which, from a long term perspective, will generate maximum value for the Company's shareholders and create a joint interest for officers and shareholders alike.

•	Increase officers' motivation to attain the Company's goals for the long term.

•	Adapt part of the payroll expenses to the Company's performance output, while increasing its financial and operational flexibility.

6.2.1	Annual Bonus

Company officers will be entitled to an annual bonus, to be approved by the Compensation Committee and Board, based on the principles outlined below:

6.2.1.1	Principles

•	In employment agreements drawn up with new officers, the agreement will include a definition of the bonus mechanism.

•	Definition of a target bonus – a bonus paid for precise 100% compliance with the targets to be defined for each officer. The target bonus may not exceed, in percentages, the amount specified in Section 5.3.1.

•	Targets will be defined for each officer, on the basis of which the bonus and its relative weight will be calculated. The indicators will include Company indicators, individual quality indicators and the Board's assessment.

•	The Company's indicators will be market value and/or sale of products or technologies and/or capital raisings.

•	The individual indicators will include components, part of which are measurable criteria as follows:

•	Progress in development process;

•	In/out license deals;

•	Cooperation agreements with pharma companies and sickness funds.

•	Other cooperation agreements.

•	The Board's assessment will be made on the basis of quality indicators for each officer.

•	The relative weight of non-measurable indicators will not exceed 20%.

•	The weight allowed for all the 3 above categories will be 100%.

•	The Company's Board of Directors may, from time to time and/or during a review of the Company's strategy and budget, resolve to modify the bonus mechanism and amounts.

6.2.1.2	Actual Bonus Approval Process

At the end of each year, the degree of compliance by each corporate officer with his annual personal goals will be assessed. The compliance percentage weighted by the Company's and the officer's personal goals will be translated into a percentage of the target bonus. An officer's bonus contemplated for actual payment will be calculated by multiplying a percentage of that bonus by the target bonus. Officers' bonuses contemplated for actual payment will be brought for approval by the Compensation Committee and Board immediately after approval of the Company's financial statements for the year in respect of which the bonus is paid. The Compensation Committee and Board may, at their discretion, reduce the annual bonus payable to officers while taking into consideration the following factors:

•	The extent of the officer's contribution to developing the Company's business beyond his specific responsibilities.

•	The quality and speed of the officer's response to unexpected crises and events.

•	The officer's general managerial functions, employee motivation and leadership.

Additionally, the Compensation Committee and Board may resolve to defer part of the bonus, such that it will be spread over the upcoming years and payment in future will be effected upon determining compliance with the relevant targets as specified by the Board of Directors.

6.2.1.3	Calculation of the Bonus on Termination of Work Relations

Where work relations between an officer and the Company are terminated during a calendar year, the annual bonus will be calculated according to this compensation policy, when the targets set for him as outlined in Section 6.2.1.1 above will be amended and calculated pro rata to the officer's employment period during part of that year.

6.2.1.4	Possibility of Refunding Amounts out of Bonus Paid to Officers

At the time of paying the bonus, officers shall sign an undertaking to refund to the Company all or part of the bonus if it transpires in future that it was calculated on the basis of data which proved to be erroneous and was restated in the Company's financial statements.

Where an indicator on the basis of which a bonus had been paid, was restated in the financial statements, and it turns out that the officer was entitled to a higher sum, the Company will pay the officer, within a reasonable period of time, the difference between the amount of the bonus to which he was entitled and the actual amount received.

6.2.2	Special Bonus

6.2.2.1	In addition to the annual bonus, the Company may pay officers a special bonus for their specific and extraordinary contribution to the Company's business, such as: special efforts in raising capital, concluding mergers, acquiring or selling a business activity, executing further duties as directed by the Board of Directors etc.

6.2.2.2	The amount of the special bonus may not exceed an accumulated total of five salaries per annum.

6.2.2.3	Where a special bonus is granted, the variable component rate might exceed that specified in Section 5.3.1.

6.2.3	Equity-Based Compensation

The Company may, from time to time, adopt plans to grant options for the purchase of its shares to officers, to incentivize them, from a long-term perspective, all in accordance with the terms of this policy. The Company may, from time to time, grant the options to an officer by virtue of the said plans, according to the relevant officer's education, qualifications, expertise, professional experience, position and areas of responsibility. However, the economic value of equity-based compensations granted to any officer (according to valuation under accepted methodology), on the grant date, for each vesting year (on a linear basis), shall not exceed $450,000 USD.

6.2.3.1	Tax Course

The options will be granted according to the provisions of Section 102 of the Tax Ordinance, excluding with respect to employees not considered an "employee" as defined in Section 102 of the Tax Ordinance, concerning whom the relevant tax course will apply.

6.2.3.2	Number of Options

The number of options which an officer may hold at any time shall not exceed 15% of the Company's fully diluted capital.

6.2.3.3	Exercise Price

Subject to formalizing entitlement to the relevant option, the exercise price of each option will be determined as the average price of a Company share on the stock exchange in the 30 days preceding the date of the Board of Directors' resolution concerning the grant.

6.2.3.4	Formalizing Entitlement

The period for formalizing entitlement to the options by an officer will be spread over a period of 1-4 years from the date of allocation thereof, such that a certain part of the options will be exercisable at the end of each month/quarter after the grant date. Where there is a change of control, the Board of Directors may adopt a resolution for immediate acceleration.

6.2.3.5	Exercise Period

The options will be exercisable within a maximum period of 10 years from the date of being granted.

6.2.3.6	Adjustments

The options will be subject to adjustments as determined by the Company's Board of Directors (if at all), including adjustments in respect of dividends, bonus shares, changes in capital (consolidation, separation, etc.), issue of rights and structural change of the Company (such as: separation, mergers, etc.), etc.

6.2.3.7	Exercise According to Bonus Value

Subject to obtaining a pre-ruling from the tax authorities, if required, the Compensation Committee and Board may determine, in the framework of granting the options, that exercise thereof shall be made according to their "cashless" value.

6.2.3.8	Termination of Employee-Employer Relations

When adopting a plan to allocate options for the acquisition of shares of the Company, the plan shall include a reference to the terms that will apply in the event of termination of employee-employer relations between an officer and the Company (or a related company thereof), including termination due to the dismissal or death or disability of an officer.

6.3	Fringe and Additional Officer Benefits

6.3.1	Contributions to Pension Scheme

The Company will make contributions to a pension scheme (or number of schemes) or to a pension arrangement agent, at the officer's choice in writing and in accordance with the provisions of the applicable law on this matter. The contributions will be made solely from the officer's fixed salary and will not include any other pay components. The Company's contribution to a pension scheme is contingent on deducting the corresponding portion of the contribution from the officer's pay.

The Company will provide disability insurance for its officers, as part of their membership in a pension fund or as an additional policy for individuals insured under a managers insurance policy. The Company's contribution to disability insurance shall not exceed 2.5% of the officer's fixed pay.

Officers will sign the text of the Minister of Labor's general approval with respect to Section 14 of the Israeli Severance Pay Law, and the Company will contribute the severance pay to a pension fund/managers insurance according to the officer's choice.

6.3.2	Advanced Education Fund

The Company will each month contribute 7.5% of the officer's pay and deduct a further 2.5% from his pay and transfer these amounts to an advanced education fund of the officer's choice. Amounts in excess of those permitted by law, shall be paid to the fund or the officer, according to his choice.

6.3.3	Company Car

The Company will enable officers, as customary for all of its employees, to give up a portion of their salary in exchange for placing a car at their disposal and personal use, according to the operating lease method. The officer will bear payment of any tax that may become due from him in connection with the Company car.

6.3.4	Mobile Phone

The Company will place a mobile phone at the officer's disposal, for his personal use according to the Company's choice. The officer will bear payment of any tax that may become due from him in connection with use of the mobile phone at the Company's expense.

6.3.5	An officer is entitled to annual vacation to the extent specified in the agreement. An officer may accrue vacation days without limitation and on termination of his employment, will be entitled to redeem unused vacation days.

6.3.6	Sick Leave

An officer is entitled to be absent from work due to illness, under to the provisions of the Sick Leave Law. An officer is entitled to full pay for the days he is away on sick leave, commencing on the first day of absence.

6.3.7	Convalescence Pay

An officer is entitled to convalescence pay under the provisions of the Convalescence Pay Law.

6.3.8	Exemption, Insurance and Indemnity

The Company will be entitled to exempt officers from liability, warranty insurance (including run-off insurance policies) and liability for indemnity, all subject to the provisions of the Companies Law and the Company's Articles of Association.

7.	Terms and Conditions for Termination of Employment

Retirement terms or specific severance pay will be determined for all Company officers and employees. This will take into account the officer's terms of employment upon his retirement, seniority with the Company, his contribution to the business and the circumstances of his retirement.

7.1	Severance Pay – In each case of termination of employee-employer relations (excluding in the event of an officer's dismissal in circumstances which the Compensation Committee and Board consider as conferring on the Company the right to dismiss him without severance pay as required by law). Furthermore, the Company may alternatively choose to incorporate Section 14 of the Israeli Severance Pay Law in its agreement with the officer.

7.2	Advance Notice Period

7.2.1	The Company may grant officers an advance notice period of 1 – 6 months, in the course of which officers will be required to continue performing their duties. However, the Company may dispense with officer's service during the advance notice period and will pay all the terms and conditions of the appointment without modification, even where employment is promptly terminated.

7.2.2	The Company may approve to an officer that during the advance notice he will be entitled to bonuses in respect of such period, and that the option entitlement period will continue to accrue to him.

7.2.3	Advance Notice Period will be determined by the Compensation Committee for each officer, prior to signing the employment agreement.

7.3	Retirement Grant

7.3.1	The Company may pay officers a lump sum retirement grant as specified below, in accordance with the Board of Directors' resolution based on the recommendations of the CEO and the Compensation Committee:

7.3.1.1	An officer who has worked for the Company for over 3 years: an amount not exceeding 30% of the average annual fixed component in the 3 years preceding retirement.

7.3.1.2	An officer who has worked for the Company between 1-3 years: an amount not exceeding 30% of the fixed component in the year preceding retirement.

7.3.1.3	An officer who has worked for the Company less than a year - an amount not exceeding 25% of total compensation during his employment period.

7.3.2	Retirement grants will be approved for officers complying with all of the following terms and conditions:

•	The officer has, during his employment period, made a significant contribution to the Company's business as set out in a document presented to the Compensation Committee.

•	The officer's departure does not involve circumstances that would justify, in the Compensation Committee's opinion, depriving him of severance pay.

•	The CEO or Chairman of the Board has recommended payment of a retirement grant.

7.4	Non-Competition

Officers shall, when signing an employment agreement, undertake in writing to refrain for 6 months-2 years from competing against the Company.

8.	Hiring Officers as Self-Employed Contractors or Through a Management Company

The Company may hire an officer as a self-employed contractor and/or through a management company owned by him, rather than as a salaried employee. In such case, the price ceiling for his employment will be calculated according to the ceiling set for a salaried employee in his position and the principles of the compensation policy shall apply to him mutatis mutandis.

9.	Maintenance of Compensation Policy – Responsibility and Authority

9.1	The Compensation Committee will, at its discretion, review the provisions of the policy from time to time. Updates will be approved by the Compensation Committee, Board of Directors and the General Meeting, according to the requirements of Amendment 20 to the Companies Law.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia, and hepatitis C.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 13, 2013	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer